UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 27a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of August, 2025

Commission File Number: 001-38376

Central Puerto S.A.

(Exact name of registrant as specified in its charter)

Port Central S.A.

(Translation of registrant’s name into English)

Avenida Thomas Edison 2701

C1104BAB Buenos Aires

Republic of Argentina

+54 (11) 4317-5000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes [_] No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes [_] No [X]

Central Puerto
La Castellana I plant

2nd Quarter 2025 Results

August 11th, 2025

New York Stock Exchange (NYSE) and
Bolsas y Mercados Argentinos (BYMA): **CEPU**

Central Puerto 2nd Quarter 2025 Financial and Operational Results

Buenos Aires, August 11th, Central Puerto S.A (“Central Puerto” or the “Company”) (NYSE and BYMA: CEPU), the largest private sector power generation companies in Argentina, reports its consolidated financial results for the Second quarter 2025 (“2Q25”), ended on June 30th, 2025.

A conference call to discuss the results of the second quarter of 2025 will be held today at 12:00 PM ET Eastern Time. Webcast Access: Click here1.

Highlights of the quarter

•	2Q25 Adjusted EBITDA was US$ 61.4 MM, a -32% compared to the US$ 89.9 MM Adjusted EBITDA in 1Q25, and +35% compared to 2Q24 Adjusted EBITDA of US$ 45.6 MM.
•	Total generation volumes in 2Q25 reached 4,372 GWh, representing a 24% decrease compared to 1Q25 (5,731 GWh) and a 12% decline versus 2Q24 (4,985 GWh). Lower volumes are explained mainly by the maintenance work at the Mitsubishi combined cycle of Central Costanera which generated 409 GWh in 2Q25, 75% below from 1Q25 (1,612 GWh) and 57% lower than 2Q24 (961 GWh) and the maintenance of the ST06 (TV06) of Central Puerto complex which generated 5.3 GWh in 2Q25 vs 191.8 GWh in 1Q25 and 90.3 GWh in 2Q24.
•	Revenues in 2Q25 totalized US$ 179.6 MM, which represented an 8% decrease compared to 1Q25 (US$ 196.2 MM) and an increase of 7% compared to 2Q24 (US$ 168.3 MM). Revenues from energy sales represented 89.6% out of total revenues. Energy sales at 2Q25 were US$ 160.9 MM, a 10% decrease compared to 1Q25 (US$ 179.3 MM), and a 9% increase compared to 2Q24 (US$ 147.2 MM). The q/q variation was primarily due to seasonal capacity charges (US$ -19.1 MM q/q) and lower volumes sold mainly from the maintenance work at the Mitsubishi combined cycle of Central Costanera and ST06 (TV06) from Central Puerto complex (US$ -12.4 MM q/q), partly compensated by additional revenues from self-procured fuels for Luján de Cuyo plan, and other fuels as established by Resol. SE N° 21/25 (+US$ 13.8 MM q/q).
•	Spot prices: In 2Q25, the Energy Secretariat approved AR$-denominated spot price adjustments totaling 5.1% on a compound basis as of June. This compares to a 6.0% increase in the wholesale inflation index and 11.6% variation in the exchange rate over the same period. Since January 2025, the Energy Secretariat has implemented AR$-denominated spot price adjustments totaling 15.4% on a compound basis as of June. This compares to a 15.1% increase in the wholesale inflation index and a 15.7% variation in the exchange rate over the same period.
•	Capital expenditures in 1Q25 and 2Q25 totaled US$ 102.4 MM, mainly allocated to the closing of Brigadier Lopez combined cycle and the San Carlos solar project, the capex for the Mitsubishi CC and additional capital subscription of AbraSilver.
•	As of June 30, 2025, cash and cash equivalents and current financial assets balance at the end of the period was US$ 235,2 MM (cash and cash equivalents totaling US$3.7 MM, while other current financial assets amounted to US$ 231.5 MM). The total outstanding gross debt balance as of June 30th, 2025, was US$ 409.4 MM. As of June 30th, 2025, net financial debt resulted in US$ 174.2 MM and LTM Adjusted EBITDA was US$ 309.9 MM. Net leverage ratio was 0.56x Adj. EBITDA.
A.	Regulatory updates and analysis

▪	Energy regulatory framework reform announcements

On July 4th, 2025, in accordance with Sections 161 and 162 of Law No. 27,742 on Bases and Starting Points for the Freedom of Argentines (the “Bases Law”), the National Executive Branch issued Decrees No. 450/2025, No. 451/2025, and No. 452/2025.

1 We suggest accessing the site in advance to ensure streaming compatibility. The webcast replay will be available shortly after the event in the Investor Relations section at www.centralpuerto.com. For more information about the Company, also visit:

•	Central Puerto Investor Relations
•	U.S. Securities and Exchange Commission (SEC)
•	Argentine Securities Commission (CNV)

Central Puerto financial and operational results for 2Q 2025

Decree No. 450/2025 approved amendments to Law No. 15,336 and Law No. 24,065, which regulate the electricity sector. Decree No. 451/2025 approved adjustments to Law No. 24,076, concerning natural gas Law No. 24,076. Decree No. 452/2025 established the National Gas and Electricity Regulatory Entity, a new body that consolidates the regulatory functions previously exercised by ENARGAS and ENRE.

▪	Piedra del Águila concession

On August 7, 2025, Argentina's Executive Branch (PEN) issued Decree No. 476/2025. The decree establishes a new set of terms and a required payment for an Adhesion Agreement. It also grants an additional 90-day period for the current concession, which can be extended until the end of the year.

▪	AR peso denominated electricity spot prices adjustments in 2025:

Since January 2025, the Energy Secretariat has implemented AR$-denominated spot price adjustments totaling 15.4% on a compound basis through June (1st semester, 2025). In the same semester, the compound increase in the wholesale inflation index was 15.1% and the variation in the AR$/US$ exchange rate was 15.7%.

Analysis of AR$-denominated spot prices compared to inflation and FX variation:

AR$-denominated spot prices adjustments	2Q 2025	1Q 2025	1H 2025
Spot prices adjustments (1)	5.1%	9.8%	15.4%
INDEC’s Wholesale Inflation index (2)	6.0%	9.1%	15.1%
AR$/US$ FX variation	11.6%	4.0%	15.7%

(1) Certain resolutions did not apply to hydro generation. Please refer to the table below for details.

(2) INDEC’s Wholesale Price Index (Índice de Precios Internos al por Mayor – IPIM).

Energy Secretariat Resolutions in 2025:

Resolution from SE	Release date	Effective from	Adjustment
N° 331/25	July 30th, 2025	August 1st, 2025	0.4%
N° 280/25	June 30th, 2025	July 1st, 2025	1.0%
N° 227/25	May 29th, 2025	June 1st, 2025	1.5%
N° 177/25	April 29th, 2025	May 1st, 2025	2.0%
N° 143/25	April 1st, 2025	April 1st, 2025	1.5%
N° 113/25	February 28th, 2025	March 1st, 2025	1.5%
N° 27/25	January 31st, 2025	February 1st, 2025	4.0%
N° 603/24	December 27th, 2024	January 1st, 2025	4.0%

▪ In addition, we would also like to highlight Resolution SE No. 21/25. Although the resolution was issued at the end of January, the self-managed fuel procurement scheme was established to begin in March 2025. As a result, its full impact was reflected in the current quarter, which we will discuss in more detail in the following sections.

B.	Electricity market balance and trends

The total system installed capacity remained stable both quarter-over-quarter and year-over-year, with a 3% increase in renewable capacity compared to the previous quarter. The 11% year-on-year decrease in hydro capacity (from Yacireta’s bi-national plant generation re-assignment agreement) was offset by a 21% increase in renewables.

Offer: Thermal generation decreased 24.5% q/q while hydro generation increased 14.9% q/q.

Central Puerto financial and operational results for 2Q 2025

Demand: Electricity demand declined by 12% in 2Q25 compared to 1Q25, primarily due to milder temperatures. This resulted in lower energy consumption from the residential (-15.7% q/q) and commercial (-13.7% q/q) segments—a seasonal trend typically expected in the autumn months compared to summer.

Argentina's electricity market balance	2Q 2025	1Q 2025	2Q 2024	Δ% q/q	Δ% y/y
Total Installed capacity (MW)	43,661	43,554	43,602	0.2%	0.1%
Thermal	25,124	25,224	25,115	-0.4%	0.0%
Hydro	9,639	9,639	10,834	0.0%	-11.0%
Nuclear	1,755	1,755	1,755	0.0%	0.0%
Renewable	7,143	6,936	5,898	3.0%	21.1%
Energy Generation (GWh)	34,118	38,753	33,811	-12.0%	0.9%
Thermal	17,628	23,344	17,620	-24.5%	0.0%
Hydro	7,597	6,613	7,839	14.9%	-3.1%
Nuclear	2,668	2,580	3,373	3.4%	-20.9%
Renewable	6,225	6,216	4,979	0.1%	25.0%
Energy Demand (GWh)	33,455	38,170	33,444	-12.4%	0.0%
Residential	15,502	18,396	15,640	-15.7%	-0.9%
Commercial	9,116	10,568	9,016	-13.7%	1.1%
Large customers	8,837	9,206	8,788	-4.0%	0.6%
Source: CAMMESA

Central Puerto financial and operational results for 2Q 2025

C.	Operating volumes

In 2Q25, Central Puerto’s power generation was 4,372 GWh, which implied a 24% decrease from 1Q25 of 5,731 GWh and a 12% decrease from 2Q24 of 4,985 GWh. Lower volumes in the quarter were mainly explained by Mitsubishi’s Central Costanera combined cycle and ST06 (TV06) from Central Puerto complex scheduled maintenance and consequent downtime. Steam production increased 23% during 1Q25, reaching 930 thousand tons (ktn) compared to 756 ktn in the previous quarter.

The table below depicts operating figures for the second quarter of 2025 (2Q25), compared to the previous quarter (Q125) and the same quarter of the previous year (2Q24):

Central Puerto energy generation (in GWh)		2Q 2025	1Q 2025	2Q 2024	Δ% q/q	Δ% y/y
Generation by plant	GWh	4,372	5,731	4,985	-24%	-12%
Central Costanera	Thermal	409	1,612	961	-75%	-57%
Central Puerto	Thermal	1,405	1,544	1,375	-9%	2%
Piedra del Águila	Hydro	848	791	976	7%	-13%
Luján de Cuyo(1)	Thermal	640	776	762	-18%	-16%
San Lorenzo	Thermal	649	550	487	18%	33%
Brigadier Lopez	Thermal	12	7	22	68%	-46%
Genoveva I	Wind	88	85	95	4%	-7%
Genoveva II	Wind	42	41	45	4%	-6%
La Castellana I	Wind	84	99	86	-16%	-2%
La Castellana II	Wind	15	17	6	-13%	129%
Achiras I	Wind	44	45	39	-2%	13%
Manque	Wind	56	61	59	-8%	-5%
Los Olivos	Wind	25	25	24	-3%	3%
Guañizuil II A	Solar	55	78	48	-30%	13%
Generation by technology
Thermal	Thermal	3,114	4,488	3,606	-31%	-14%
Hydro	Hydro	848	791	976	7%	-13%
Wind/Solar	Wind/Solar	409	452	402	-9%	2%
Generation by sales contract
Spot total		3,323	4,779	4,095	-30%	-19%
Spot	Thermal	2,475	3,988	3,119	-38%	-21%
Spot	Hydro	848	791	976	7%	-13%
Spot	Wind	0	0	0	-	-
Contracted MATER/PPA total		1,048	952	889	10%	18%
Contracted MATER / PPA	Thermal	639	500	487	28%	31%
Contracted MATER / PPA	Wind	354	373	354	-5%	0%
Contracted MATER / PPA	Solar	55	78	48	-30%	13%
Foni plants(2)	Thermal	655	780	735	-16%	-11%
Total SADI generation offer	GWh	34,258	38,753	33,811	-12%	1%
Central Puerto’s Mkt share in SADI	%	14.7%	16.8%	16.9%	-2.1 p.p.	-2.2 p.p.

					% capacity per technology

Central Puerto financial and operational results for 2Q 2025

Installed capacity by technology	MW	6,703	6,703	6,703	100%	100%
Thermal		4,783	4,783	4,783	71%	71%
Hydro		1,441	1,441	1,441	21%	21%
Wind		374	374	374	6%	6%
Solar		105	105	105	2%	2%
Thermal availability rate	%
Total thermal average availability		71%	74%	74%	-2.3 p.p.	-2.1 p.p.
CC average availability		90%	93%	93%	-3.4 p.p.	-3 p.p.
ST/GT average availability		58%	61%	60%	-3.1 p.p.	-1.8 p.p.
Steam production (in ktn)		930	756	752	23%	24%
Source: CAMMESA
(1) Luján de Cuyo thermal complex includes a mini hydro facility of 1 MW.
(2) Participation in Foninvemem plants: Termoeléctrica San Martin (10%), Termoeléctrica Belgrano (11%), CT Vuelta de Obligado (54%). Not included in Revenues line and included in VPP.
The availability was calculated as a weighted average of such availability as declared to CAMMESA. Scheduled maintenance periods approved by CAMMESA are excluded from the ratio. CC: combined cycle, ST: steam turbines and GT: gas turbines.

D.	Earnings for the quarter

Important notice: Quarterly results include a non-cash effect due to inflation exceeding currency depreciation during the period. As Central Puerto reports in Argentine pesos and converts figures to US dollars at the end-of-period exchange rate, this mismatch may affect comparability.

Income statement (in US$ MM)	2Q 2025	1Q 2025	2Q 2024	Δ% q/q	Δ% y/y
Income Statement
Revenues	179.6	196.2	168.3	-8%	7%
Cost of Sales	-129.7	-110.8	-103.2	17%	26%
Gross Income	50.0	85.4	65.1	-41%	-23%
Operating Income	59.8	78.4	46.1	-24%	30%
Adjusted EBITDA	61.4	89.9	45.6	-32%	35%
Net income
Net Income for the period	71.2	80.1	7.7	-11%	822%
Basic and diluted earnings per share	0.0	0.1	0.0	-100%	-99%
Revenue margin ratios
Gross income margin	28%	44%	39%	-16 p.p.	-11 p.p.
Adjusted EBITDA margin	34%	46%	27%	-12 p.p.	7 p.p.

Income statement (in US$ MM)	1H 2025 LTM	2024	2023	2022	Δ% y/y (2025 LTM/2024)
Income Statement	LTM	Full year	Full year	Full year
Revenues	728.8	671.3	536.9	566.1	9%
Cost of Sales	-459.5	-407.2	-359.4	-298.4	13%
Gross Income	269.3	264.2	177.5	267.7	2%
Operating Income	178.4	170.3	529.5	345.0	5%
Adjusted EBITDA	309.9	288.0	277.8	344.0	8%
Net income
Net Income for the period	163.5	52.0	193.3	106.0	214%
Basic and diluted earnings per share	0.1	0.0	0.1	0.1	103%
Revenue margin ratios
Gross income margin %	37%	39%	33%	47%	-2 p.p.
Adjusted EBITDA margin	43%	43%	52%	61%	0 p.p.

Adjusted EBITDA refers to EBITDA excluding impairment on property, plant & equipment, foreign exchange differences and interests related to FONI trade receivables and variations in fair value of biological asset.

Central Puerto financial and operational results for 2Q 2025

D.1. Revenues

Revenues in 2Q25 totalized US$ 179.6 MM, which represented an 8% decrease compared to 1Q25 (US$ 196.2 MM) and an increase of 7% compared to 2Q24 (US$ 168.3 MM). Revenues from energy sales represented 89.6% out of total revenues. Energy sales at 2Q25 were US$ 160.9 MM, a 10% decrease compared to 1Q25 (US$ 179.3 MM), and a 9% increase compared to 2Q24 (US$ 147.2 MM). The q/q variation was primarily due to seasonal capacity charges (US$ -19.1 MM q/q) and lower volumes sold mainly from the maintenance work at the Mitsubishi combined cycle of Central Costanera and ST06 (TV06) from Central Puerto complex (US$ -12.4 MM q/q), partly compensated by additional revenues from self-procured fuels for Luján de Cuyo and other fuels (natural gas and liquids) as established by Resol. SE N° 21/25 (+US$ 13.8 MM q/q).

Revenues (in US$ MM)	2Q 2025	1Q 2025	2Q 2024	Δ% q/q	Δ% y/y
Total revenues	179.6	196.2	168.3	-8%	7%
Revenues breakdown:
Energy sales	160.9	179.3	147.2	-10%	9%
% energy sales from total revenues	89.6%	91.4%	87.5%
Steam sales	10.6	7.7	10.0	38%	6%
Forestry	3.2	3.9	5.2	-18%	-38%
Resale of gas T&D capacity	1.6	1.7	2.0	-8%	-21%
CVO management	3.4	3.6	3.9	-8%	-14%

Energy sales by contract type
Spot market revenues	90.5	109.1	81.4	-17%	11%
Sales under contracts	70.4	70.1	65.7	0.4%	7%
% contracted from total energy sales	44%	39%	45%
Energy sales by technology
Thermal & hydro	136.4	151.6	122.7
Renewable	24.5	27.7	24.5
% thermal from total energy sales	85%	85%	83%
Energy sales by currency
US$-denominated revenues	97.7	96.9
AR$-denominated revenues	63.2	82.4
% US$-denominated from total energy sales	61%	54%

Central Puerto financial and operational results for 2Q 2025

Margin analysis	2Q 2025	1Q 2025	2Q 2024	Δ% q/q	Δ% y/y
Central Puerto's Thermal & hydro
Revenues (US$ MM)	121.5	115.9	97.8	5%	24%
Operating expenses (US$ MM)	-70.7	-71.8	-57.5	-1%	23%
Operating margin (US$ MM)	50.8	44.1	40.3	15%	26%
Op. margin / revenues (%)	42%	38%	41%	4 p.p.	1 p.p.
Generation (GWh)	3,114	4,488	3,606	-31%	-14%
Margin / MWh ($/MWh)	16.3	9.8	11.2	66%	46%
Revenues / MWh ($/MWh)	39.0	25.8	27.1	51%	44%
Central Costanera
Revenues (US$ MM)	14.4	35.7	24.9	-60%	-42%
Operating expenses (US$ MM)	-26.7	-18.4	-16.9	45%	58%
Operating margin (US$ MM)	-12.2	17.3	8.0	-171%	-253%
Op. margin / revenues (%)	-85%	49%	32%	-133 p.p.	-117 p.p.
Generation (GWh)	409	1,612	961	-75%	-57%
Margin / MWh ($/MWh)	-29.9	10.8	8.3	-378%	-459%
Revenues / MWh ($/MWh)	35.3	22.2	25.9	59%	36%
Renewable
Revenues (US$ MM)	24.9	27.7	24.5	-10%	2%
Operating expenses (US$ MM)	-8.4	-8.5	-8.3	-1%	1%
Operating margin (US$ MM)	16.5	19.2	16.2	-14%	2%
Op. margin / revenues (%)	66%	69%	66%	-3 p.p.	0 p.p.
Generación (GWh)	409	452	402	-9%	2%
Margin / MWh ($/MWh)	40.3	42.4	40.2	-5%	0%
Revenues / MWh ($/MWh)	61.0	61.3	60.8	0%	0%

D.2. Operating expenses

Operating expenses (in US$ MM)	2Q 2025	1Q 2025	2Q 2024	Δ% q/q	Δ% y/y
Total operating expenses	-145	-139	-116	4%	24%
Main opex lines
Cost of sales	-43.3	-29.8	-27.4	45%	58%
O&M expenses	-101.4	-109.2	-89.1	-7%	14%
By business unit
Thermal & hydro plants	-97.4	-90.1	-74.4	8%	21%
Renewables	-8.4	-8.5	-8.3	-1%	2%
Central Costanera	-26.7	-18.4	-16.9	45%	9%
Forestry expenses	-8.0	-6.5	-19.1	23%	-66%
Others	-4.2	-15.5	2.2
Cost of sales (COGS) includes demi water, natural gas consumption, fuel for associated services, T+D of natural gas and depreciation.

Central Puerto financial and operational results for 2Q 2025

E. Capital expenditures (capex)

Total capex in 1H 2025 was US$ 102.4 MM, mainly consisted of the Brigadier López combined cycle conversion, the San Carlos solar project, the additional subscription of shares from AbraSilver and maintenance capex (mainly for the one-time major maintenance work in the Mitsubishi combined cycle from Central Costanera).

Projects under construction & planned

Project	Brigadier Lopez	San Carlos	Alamitos
Installed capacity	140 MW Closing of CC, to reach 421 MW.	15 MW	130 MW
Technology	Thermal	Solar	Wind
Revenue model & offtaker	Steam turbine remuneration 10-year PPA (CAMMESA) + Res.59.	Private PPA with large users (dispatch priority awarded of 10 MW)	Private PPA with large users (dispatch priority awarded of 1111 MW)
Location	Santa Fé	Salta	Buenos Aires
CAPEX	~ US$ 185 MM	~US$ 18 MM	~ US$ 130 MM
Project stage	Started in 2024, ~80% executed and disbursed as of June 30, 2025.	Started in 2024, ~80% executed and disbursed as of June 30, 2025.	Ongoing bidding process for power generation technologist and engineering services, scheduled to begin in 1Q26.
Expected COD	4Q 2025	4Q 2025	4Q 2027

Ongoing & future tender processes

	Alma-GBA energy storage tender offer	Hydro concessions
Background	Resolution SE 67/2025 defined an Open Call “AlmaGBA Energy Storage’ for new battery energy storage systems (BESS) in the Buenos Aires metropolitan area, targeting up to 500 MW of storage capacity contracted with Edenor and Edesur, with CAMMESA as guarantor.	Central Puerto has held the plant concession since 1994. In December 2023, the concession expired, and we were granted temporary and successive extensions since then.
Current status	On July 15, 2025, we submitted a 205 MW offer, 150 MW Central Puerto and 55 MW Central Costanera. Full tender details are available on CAMMESA’s website.	Decree No. 476/2025 established a new set of terms and a required payment for an Adhesion Agreement. It also grants an additional 90-day period for the current concession, which can be extended until the end of the year.
Timeline	Definition announcement expected for: Aug. 29, 2025.	The timeframe was set by Decree PEN No. 476/2025 until the end of 2025.

Central Puerto financial and operational results for 2Q 2025

F. Financial position

As of June 30, 2025, the Company and its subsidiaries held cash and cash equivalents totaling US$3.7 MM, while other current financial assets amounted to US$ 231.5 MM.

Cash Flow (in US$ MM) – Summary	For the six-month period ended on June 30, 2025

Cash , cash equivalents and current financial assets as of January 1st, 2025	236.3
Net cash flows provided by operating activities	122.7
Income for the period before income tax	170.8
Adjustments to reconcile income for the period to net cash flows	(33.8)
Working capital adjustments:	(14.3)
Net cash flows used in investing activities	(102.4)
Net cash flows used in financing activities	(44.8)
Financial debt	3.3
Principal, interest, and finance expense payments	(47.5)
Contributions and dividends	(0.6)
Exchange difference and other financial (1)	23.4
Cash and Cash equivalents at the end of the period	235.2
(1) Currency translation effects and Impact of monetary result on cash position.

The total outstanding gross debt balance as of June 30th, 2025, was US$ 409.4 MM.

The following chart shows the principal maturity profile to such date, expressed in US$ MM:

Note to the chart: Project Finance corresponds to Achiras, La Castellana I and La Genoveva I & II projects.

Net leverage ratio

(Financial figures are expressed in US$ MM, except for the ratio)

Financial position as of June 30th, 2025

Outstanding financial debt	409.4
Cash, cash equivalents and current financial assets	235.2
Net financial debt	174.2
LTM Adj EBITDA	309.9
Net leverage ratio (Net debt/Adj. EBITDA)	0.56x

Central Puerto financial and operational results for 2Q 2025

Annex I: Adjusted EBITDA Reconciliation

Adjusted EBITDA reconciliation (in US$ MM)	2Q25	1Q25	2Q24
Net income for the period	71.2	80.1	7.7
Gain (loss) on net monetary position	3.4	10.9	0.0
Financial expenses	50.5	26.3	39.4
Financial income	-28.1	-20.4	-18.4
Share of the profit of an associate	-8.9	-36.8	-7.5
Gain (loss) from bargain purchase	0.0	0.0	0.0
Gain (loss) on fair value valuation of acquisitions	-27.1	-7.3	-0.9
Income tax expenses	-1.2	25.7	25.7
Depreciation and amortization	25.9	25.5	24.5
EBITDA	85.7	103.9	70.6
Impairment	0.0	0.0	0.0
FONI FX Difference and interests and D&A	-18.8	-9.8	-17.5
Δ Biological Assets - Fair value variation	-5.5	-4.1	-7.5
Adjusted EBITDA	61.4	89.9	45.6

Adjusted EBITDA reconciliation (in US$ MM)	LTM Q2 2025	2024	2023	2022	2021
Net income for the period	163.5	52.0	193.3	106.0	-3.7
Gain (loss) on net monetary position	25.6	17.1	215.4	171.5	16.4
Financial expenses	148.8	154.6	537.0	244.2	153.5
Financial income	-116.2	-107.8	-354.4	-144.7	-18.0
Share of the profit of an associate	-57.7	-15.7	-8.6	-0.7	4.5
Gain (loss) from bargain purchase	0.0	0.0	-89.9	-68.7	0.0
Gain (loss) on fair value valuation of acquisitions	-35.8	-2.3	0.0	0.0	0.0
Income tax expenses	50.3	72.6	36.7	37.5	74.6
Depreciation and amortization	103.3	103.0	118.3	108.8	95.8
EBITDA	281.6	273.3	647.8	453.9	323.1
Impairment	98.9	98.9	-54.4	79.2	70.6
FONI FX Difference and interests and D&A	-57.9	-65.2	-295.9	-189.0	0.0
Δ Biological Assets - Fair value variation	-12.7	-19.0	-19.7	-0.1	0.0
Adjusted EBITDA	309.9	288.0	277.8	344.0	393.7

FONINVEMEM debt collections	87.1	74.4	66.3	69.4	72.9

Central Puerto financial and operational results for 2Q 2025

 Annex II: Consolidated Balance Sheet

Consolidated Statement of Financial Position (audited figures)	30-jun-25	31-dic-24		30-jun-25	31-dic-24
	In AR$ MM			converted to US$ MM	
Assets					
Non-current Assets					
Property, plant, and equipment	1,862,119	1,862,119		1,559.5	1,566.9
Intangible assets	35,353	35,353		29.6	29.7
Biological Assets	215,002	215,002		180.1	180.9
Investment in associates	125,768	125,768		105.3	105.8
Inventories	4,925	4,925		4.1	4.1
Other non-financial assets	791	791		0.7	0.7
Trade and other receivables	157,384	157,384		131.8	132.4
Other financial assets	17,221	17,221		14.4	14.5
Deferred tax asset	7,392	7,392		6.2	6.2
Total non-current assets	**2,425,955**	**2,425,955**		**2,031.6**	**2,041.4**
Current assets					
Biological Assets	40,457	40,457		33.9	34.0
Inventories	25,101	25,101		21.0	21.1
Other non-financial assets	40,998	40,998		34.3	34.5
Trade and other receivables	250,577	250,577		209.8	210.9
Other financial assets	276,435	276,435		231.5	232.6
Cash and cash equivalents	4,422	4,422		3.7	3.7
Total current assets	**637,990**	**637,990**		**534.3**	**536.9**
Total Assets	**3,063,945**	**3,063,945**		**2,565.9**	**2,578.3**
Equity and liabilities					
Equity					
Capital stock	1,514	1,743		1.3	1.5
Adjustment to capital stock	621,178	620,949		520.2	522.5
Legal reserve	121,970	121,970		102.1	102.6
Voluntary reserve	867,979	867,979		726.9	730.4
Other equity accounts	(47,049)	(47,049)		(39.4)	(39.6)
Optional reserve for future dividend distribution	447,615	447,615		374.9	376.7
Retained earnings	58,597	58,597		49.1	49.3
Equity attributable to shareholders of the parent	2,071,803	2,071,803		1,735.1	1,743.4
Non-controlling interests	72,576	72,576		60.8	61.1
Total Equity	**2,144,379**	**2,144,379**		**1,795.8**	**1,804.5**
Non-current liabilities					
Accounts Payable Trade and Other Accounts Payable	777	777		0.7	0.7
Other non-financial liabilities	28,524	28,524		23.9	24.0
Other loans and borrowings	264,737	264,737		221.7	222.8
Compensation and employee benefits liabilities	8,827	8,827		7.4	7.4
Provisions	2,586	2,586		2.2	2.2
Deferred income tax liabilities	182,819	182,819		153.1	153.8
Total non-current liabilities	**488,271**	**488,271**		**408.9**	**410.9**
Current liabilities					
Trade and other payables	110,330	110,330		92.4	92.8
Other non-financial liabilities	35,236	35,236		29.5	29.7
Other loans and borrowings	173,541	173,541		145.3	146.0
Compensation and employee benefits liabilities	38,987	38,987		32.6	32.8
Income tax payable	69,818	69,818		58.5	58.8
Provisions	3,384	3,384		2.8	2.8
Total current liabilities	**431,295**	**431,295**		**361.2**	**362.9**
Total liabilities	**919,566**	**919,566**		**770.1**	**773.8**
Total equity and liabilities	**3,063,945**	**3,063,945**		**2,565.9**	**2,578.3**

Argentine Peso amounts were converted to U.S. dollars using the reference exchange rate published by the Central Bank of Argentina (Communication 'A' 3500) as of June 30, 2025 (AR$1,194.08/US$1.00) and December 30th, 2024 (AR$ 1032.5/US$1.00) respectively.

Central Puerto financial and operational results for 2Q 2025

Annex III: Consolidated Cash Flow Statement

Consolidated Statement of Cash Flow	30-jun-25	30-jun-24	30-jun-25	30-jun-24
(unaudited figures)	In AR$ MM		converted to US$ MM	
Operating activities				
Income for the period before income tax	203,932	117,755	170.8	92.6
Adjustments to reconcile income for the period before income tax to net cash flows:				
Depreciation of property, plant, and equipment	59,946	66,858	50.2	52.6
Amortization of intangible assets	988	2,099	0.8	1.7
Impairment on property, plant and equipment and intangible assets	-	-	-	-
Income from sale of property, plant and equipment and inventory	519	(51)	0.4	(0.0)
Recovery (Charge) for discount of tax credits	-	(319)	-	(0.3)
Interest earned from customers	(8,877)	(23,717)	(7.4)	(18.7)
Financial income	(56,830)	(54,280)	(47.6)	(42.7)
Financial expenses	90,259	111,324	75.6	87.6
Insurance recovery	(6,901)	(511)	(5.8)	(0.4)
Share of the profit of associates	(52,483)	(4,112)	(44.0)	(3.2)
Result from acquisition of investments in companies	(40,658)	(1,137)	(34.0)	(0.9)
Provision for material impairment	1	-	0.0	-
Movement in accruals and charge to long-term employee benefit plan	2,680	9,987	2.2	7.9
Revaluation of biological assets	(11,272)	(21,516)	(9.4)	(16.9)
Foreign exchange difference for trade receivables	(21,325)	(39,634)	(17.9)	(31.2)
Net effect CAMMESA Agreement	-	(12,963)	-	(10.2)
Loss on net monetary position	3,465	(52,437)	2.9	(41.3)
Descuento de cuentas por cobrar y cuentas por pagar, netos	76	-	0.1	-
				-
Working capital adjustments:		-	-	-
Increase/Decrease in trade and other receivables	(14,205)	35,875	(11.9)	28.2
Increase/Decrease in other non-financial assets, inventories and biological assets	(12,179)	7,124	(10.2)	5.6
Increase/Decrease in trade and other payables, other non-financial liabilities, and liabilities from employee benefits	15,520	(69,760)	13.0	(54.9)
Interest received from customers	10,231	25,982	8.6	20.4
Income tax paid	(26,254)	(14,480)	(22.0)	(11.4)
Fiscal interest paid	(124)	(425)	(0.1)	(0.3)
Insurance recovery	9,990	511	8.4	0.4
Net cash flows provided by operating activities	**146,496**	**82,173**	**122.7**	**64.6**
Investing activities				
Purchase of property, plant and equipment and intagible assets	(113,789)	(60,719)	(95.3)	(47.8)
Shares buyback	-	-	-	-
Dividends received	23,480	9,373	19.7	7.4
Sale of property, plant and equipment	-	51	-	0.0
Aquisition of other financial assets, net	(26,788)	35,734	(22.4)	28.1
Acquisition of subsidiaries and associates, net of the cash acquired	(5,173)	-	(4.3)	-
Dilution Effect	-	-	-	-
Net cash flows used in investing activities	**(122,270)**	**(15,562)**	**(102.4)**	**(12.2)**
Financing activities				
Bank overdrafts, net	(884)	6,000	(0.7)	4.7
Loans received	5,225	74,395	4.4	58.5
Loans paid	(25,027)	(115,511)	(21.0)	(90.9)
Bonds buybacks	(432)	-	(0.4)	-
Direct borrowing costs and refinancing of loans	(17,786)	(36)	(14.9)	(0.0)
Interests and other loan costs paid	(13,895)	(31,742)	(11.6)	(25.0)
Dividends paid	(737)	(17,119)	(0.6)	(13.5)
Contribution of non-controlling interests	-	-	-	-
Net cash flows used in financing activities	**(53,536)**	**(84,013)**	**(44.8)**	**(66.1)**
Increase/Decrease in cash and cash equivalents	**(29,310)**	**(17,401)**	**(24.5)**	**(13.7)**
Exchange difference and other financial results	572	411	0.5	0.3
Monetary results effect on cash and cash equivalents	(930)	(9,926)	(0.8)	(7.8)
Cash and cash equivalents as of January 1	4,422	33,762	3.7	26.6
Cash and cash equivalents at closing	**(25,246)**	**6,847**	**(21.1)**	**5.4**

Argentine Peso amounts were converted to U.S. dollars using the reference exchange rate published by the Central Bank of Argentina (Communication 'A' 3500) as of June 30th, 2025 (AR$1,194.08/US$1.00) and June 28th, 2024 (AR$911.75/US$1.00) respectively.

Central Puerto financial and operational results for 2Q 2025

Annex IV: Central Puerto’s operating assets

Plant	Technology	Installed capacity (MW) (1)	Location (Province)	Central Puerto’s since	PPA contract term (year)
Central Costanera (2)	Thermal	1,789	CABA	Feb.23	-
Central Puerto (3)	Thermal ST and combined cycle	1,747	CABA	1992 2000	-
Piedra del Águila	Hydro	1,440	Río Negro	1994	-
Luján de Cuyo (4)	Thermal Cogen	576	Mendoza	2019	2034
San Lorenzo (5)	Thermal Cogeneration	391	Santa Fé	2021	2035
Brigadier Lopez	Thermal	281	Santa Fé	2019	-
Genoveva I	Wind	88.2	Bs As	2020	2040
Genoveva II	Wind	41.8	Bs As	2020	2040
La Castellana I	Wind	100.8	Bs As	2019	2039
La Castellana II	Wind	15.2	Bs As	2020	2040
Guañizuil II (6)	Solar	105	San Juan	Oct.23	2041
Manque	Wind	57	Córdoba	2020	2040
Achiras I	Wind	48	Córdoba	2020	2040
Los Olivos	Wind	22.8	Córdoba	2020	2040
Total		6,703
(1)	Source CAMMESA for capacity and volumes. 2024 generation does not include non-operating generation of 901 GWh of FONINVEMEM plants.
(2)	Central Costanera’s net available capacity was adjusted to reflect the formal disconnection of steam turbines COSTTV04 and COSTTV06 (470 MW), approved by CAMMESA in April 2024. As these units had already been offline, the adjustment had no impact on our revenue generation.Net available capacity.
(3)	From total capacity, 798 MW corresponds to the combined cycle. Total complex net available capacity is 1,645 MW.
(4)	The facility Includes 290 MW of combined cycles sold to spot market, 95 MW of cogeneration, 190 MW of gas/steam turbines and 1 MW of mini hydro.
(5)	San Lorenzo plant is composed by 330 MW May-Aug / 317 MW Sept-Apr PPA contracted capacity, and the remaining capacity is assigned to the spot market under Res. 59/23.
(6)	Guañizuil II solar farm was developed by Equinor (Cordillera Solar project) and transferred to Central Puerto in October 2023.

Central Puerto financial and operational results for 2Q 2025

Glossary of terms and abbreviations

BCRA	Banco Central de la República Argentina, Argentina’s Central Bank
CAMMESA	Compañía Administradora del Mercado Mayorista Eléctrico Sociedad Anónima – the administrator of Argentina’s wholesale electricity market
COD	Commercial Operation Date – the date a generation unit is authorized by CAMMESA to sell electricity under commercial conditions
Energía Base	Legacy energy framework under Resolution SE No. 95/13, currently regulated by Resolution SE No. 9/24
Enargas	Argentina’s National Gas Regulatory Entity
Enarsa	Argentina’s national energy company
Enre	Argentina’s National Electricity Regulatory Entity
FONINVEMEM / FONI	Fondo para Inversiones Necesarias que Permitan Incrementar la Oferta de Energía Eléctrica en el Mercado Eléctrico Mayorista – Fund for Investments Required to Increase Electric Power Supply, including programs like the Central Vuelta de Obligado (CVO) Agreement
p.p.	Percentage points
PPA	Power Purchase Agreement
SE	Argentina’s Secretariat of Energy
WEM / MEM	Wholesale Electricity Market (Mercado Eléctrico Mayorista)

Central Puerto financial and operational results for 2Q 2025

Disclaimer

Financial statements as of June 30th, 2025, include the effects of the inflation adjustment, applying IAS 29. Accordingly, the financial statements have been stated in terms of the measuring unit current at the end of the reporting period, including the corresponding financial figures for previous periods reported for comparative purposes. Comparative analysis refers to the same period of the previous year, measured in the current unit at the end of the period, unless otherwise stated. Consequently, the information included in the Financial Statements for the second quarter ended on June 30th, 2025, is not comparable to the Financial Statements previously published by the company. However, we presented some figures converted from Argentine Pesos to U.S. dollars for comparison purposes only. The exchange rate used to convert Argentine Pesos to U.S. dollars was the reference exchange rate (Communication “A” 3500) reported by the Central Bank for U.S. dollars for the end of each period. The information presented in U.S. dollars is for the convenience of the reader only and may defer if such conversion for each period is performed at the exchange rate applicable at the end of the latest period. You should not consider these translations to be representations that the Argentine Peso amounts actually represent these U.S. dollars amounts or could be converted into U.S. dollars at the rate indicated.

Definitions and terms used herein are provided in the Glossary at the end of this document. This release does not contain all the Company’s financial information. As a result, investors should read this release in conjunction with Central Puerto’s Audited Consolidated Financial Statements for the fiscal period ended on December 31st, 2024, and the notes thereto, which will be available on the Company’s website.

Rounding amounts and percentages: Certain amounts and percentages included in this release have been rounded for ease of presentation. Percentage figures included in this release have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this release may not sum due to rounding.

This release contains certain metrics, including information per share, operating information, and others, which do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies. Such metrics have been included herein to provide readers with additional measures to evaluate the Company’s performance; however, such measures are not reliable indicators of the future performance of the Company and future performance may not compare to the performance in previous periods.

OTHER INFORMATION

Central Puerto routinely posts important information for investors in the Investor Relations support section on its website, www.centralpuerto.com. From time to time, Central Puerto may use its website as a channel of distribution of material Company information. Accordingly, investors should monitor Central Puerto’s Investor Relations website, in addition to following the Company’s press releases, SEC filings, public conference calls and webcasts. The information contained on, or that may be accessed through, the Company’s website is not incorporated by reference into, and is not a part of, this release.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to in this Earnings Release as “forward-looking statements”) that constitute forward-looking statements. All statements other than statements of historical fact are forward-looking statements. The words ‘‘anticipate’’, ‘‘believe’’, ‘‘could’’, ‘‘expect’’, ‘‘should’’, ‘‘plan’’, ‘‘intend’’, ‘‘will’’, ‘‘estimate’’ and ‘‘potential’’, and similar expressions, as they relate to the Company, are intended to identify forward-looking statements.

Statements regarding possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition, expected power generation and capital expenditures plan, are examples of forward-looking statements. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties, and contingencies, which may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company assumes no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks and uncertainties associated with these forward-looking statements and the Company’s business can be found in the Company’s public disclosures filed on EDGAR (www.sec.govwww.sec.gov).

Central Puerto financial and operational results for 2Q 2025

EBITDA and Adjusted EBITDA

In this release, EBITDA, a non-IFRS financial measure, is defined as net income for the period, plus finance expenses, minus finance income, minus share of the profit (loss) of associates, plus (minus) losses (gains) on net monetary position, plus income tax expense, plus depreciation and amortization, minus net results of discontinued operations.

Adjusted EBITDA refers to EBITDA excluding impairment on property, plant & equipment, foreign exchange differences and interests related to FONI trade receivables and variations in fair value of biological asset.

Adjusted EBITDA is believed to provide useful supplemental information to investors about the Company and its results. Adjusted EBITDA is among the measures used by the Company’s management team to evaluate the financial and operating performance and make day-to-day financial and operating decisions. In addition, Adjusted EBITDA is frequently used by securities analysts, investors, and other parties to evaluate companies in the industry. Adjusted EBITDA is believed to be helpful to investors because it provides additional information about trends in the core operating performance prior to considering the impact of capital structure, depreciation, amortization, and taxation on the results.

Adjusted EBITDA should not be considered in isolation or as a substitute for other measures of financial performance reported in accordance with IFRS. Adjusted EBITDA has limitations as an analytical tool, including:

•	Adjusted EBITDA does not reflect changes in, including cash requirements for, working capital needs or contractual commitments.
•	Adjusted EBITDA does not reflect the finance expenses, or the cash requirements to service interest or principal payments on indebtedness, or interest income or other finance income.
•	Adjusted EBITDA does not reflect income tax expense or the cash requirements to pay income taxes.
•	Although depreciation and amortization are non-cash charges, the assets being depreciated or amortized often will need to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for these replacements.
•	Although a certain share of the profit of associates is a non-cash charge, Adjusted EBITDA does not consider the potential collection of dividends; and
•	Other companies may calculate Adjusted EBITDA differently, limiting its usefulness as a comparative measure.

The Company compensates for the inherent limitations associated with using Adjusted EBITDA through disclosure of these limitations, presentation of the Company’s consolidated financial statements in accordance with IFRS and reconciliation of Adjusted EBITDA to the most directly comparable IFRS measure, net income. For a reconciliation of the net income to Adjusted EBITDA, see the tables included in this release.

All the information presented must be considered as consolidated unless otherwise specified.

•	Contact: inversores@centralpuerto.com – www.centralpuerto.com - +54 11 4317 5000

Central Puerto financial and operational results for 2Q 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Central Puerto S.A.

Date: August 14, 2025	By:	/s/ Leonardo Marinaro
	Name:	Leonardo Marinaro
	Title:	Attorney-in-Fact